GIBSON DUNN	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

July 9, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds - Assistant Director

Re:	Ambev S.A.

Staff Comment Letter, dated June 28, 2013

Amendment No. 1 to the Registration Statement on Form F-4, filed on July 8, 2013

File: 377-00131

CIK No. 0001565025

By letter dated June 28, 2013 (the “Staff Accounting Comment Letter”), the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) inquired whether Ambev S.A. (“Newbev”) had discussed with Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) the accounting treatment of the Contribution (as defined in the registration statement on Form F-4 that Newbev has filed with the Commission (the “Form F-4”)), which was undertaken as a preliminary step to the proposed stock swap merger (the “Stock Swap Merger”) of Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with Newbev, the “Companies”) with Newbev. Based on discussions between the Staff and members of this firm, a request has been made for the Companies to address two additional comments regarding their discussions with the CVM about the accounting treatment of the Contribution.

On behalf of Newbev, the issuer, and Ambev, the target of the Stock Swap Merger, we provide the Companies’ responses below to these above referenced comments. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

1. Is the CVM conducting a formal review of the Stock Swap Merger? Have they expressed any reservations or asked for any information about the accounting treatment adopted for Contribution?

The CVM has not conducted a formal review of the Stock Swap Merger, as business combinations subject to a shareholder vote are not treated as offers under Brazilian securities

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto  • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 9, 2013

laws and regulations. In other words, none of the corporate transactions described in the Form F-4 are registrable events in Brazil, as used to be the case in the U.S. until 1972, when Rule 145 superseded Rule 133 and its “no-offer” concept that until then had been applicable in respect of business combinations.

However, as stated in the Companies’ July 3, 2013 response to the Staff Accounting Comment Letter, Ambev has discussed the accounting treatment of the Contribution with the CVM, including during a meeting held at the CVM on July 2, 2013, when representatives of Ambev and of its independent auditors met with CVM staff members. At that meeting, Ambev made a presentation of the accounting treatment adopted and the supporting reasons for the same. Neither at the July 2, 2013 meeting with that regulator nor at any other time has the CVM expressed any reservations to the Companies about the accounting treatment adopted for the Contribution.

After such meeting, Ambev submitted to the CVM an opinion from Mr. Eliseu Martins, a professor at the University of São Paulo and former CVM staff member and two-term CVM commissioner, who is recognized as one of Brazil’s most renowned authorities on International Financial Reporting Standards (“IFRS”). In his opinion, Mr. Martins confirmed that the accounting treatment adopted for the Contribution is appropriate. At the CVM’s request, Ambev also submitted the accounting literature under generally accepted accounting principles (“GAAP”) in the U.S., as well as materials from the “PricewaterhouseCoopers Manual of Accounting” addressing the issue in question from the perspective of IFRS and UK GAAP, in support of the accounting treatment adopted for the Contribution.

2. Is there a significant risk that the CVM might require that the accounting treatment of the Contribution, as described in the Form F-4, be altered? If so, should there be additional disclosure in the Form F-4 as to what the expected alternative accounting treatment might look like?

At this time, while the Companies and their independent auditors cannot foresee with absolute certainty what the CVM may say in the future, they have no reason to believe that there is a considerable risk that the CVM will require a different accounting treatment for the Contribution than that which has been adopted, as described in the Form F-4.

The Companies have previously explained that IFRS does not provide guidance for common control transactions. They also explained the basis for having selected the accounting treatment that was followed for the Contribution. In this context, the Companies and their

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 9, 2013

independent auditors continue to believe that the accounting treatment adopted for the Contribution is appropriate under IFRS, and consistent with practice in many other countries, including the U.S. and the UK. As the CVM has not expressed any objections to this accounting treatment, the Companies do not believe it is appropriate to speculate on possible alternative accounting treatments that could be followed; there would be no basis for doing so, as IFRS does not address common control transactions.

This is no different from a registrant taking a position on an accounting matter, on the one hand, but, on the other, recognizing at the same time that the Staff could in the future question it or require that alternative accounting be adopted instead. If the Staff has not raised questions on the accounting, the registrant would not normally include in its registration statement hypothetical possibilities of alternative accounting. This is fundamentally different from situations in which registrants provide disclosure about unresolved Staff comments, as required by Item 4A of the Commission’s Form 20-F.

As requested by the Staff, the Companies confirm that it would be desirable to go effective on the Form F-4 by this Wednesday (July 10, 2013) or sooner, if possible, to help ensure that holders of Ambev American Depositary Shares (“ADSs”) get voting cards with sufficient advance time to instruct the depositary of those ADS to vote the Ambev shares underlying those securities.

The Companies appreciate in advance the Staff’s prompt time and attention to this response letter and reiterate the time sensitivity to keep the Ambev shareholders’ meeting for the Stock Swap Merger on track for its July 30, 2013 scheduled date that has already been publicly announced.

Should you have any additional questions or comments, please feel free to call me at +1 212-351-4022.

Sincerely,

/s/ Kevin W. Kelley
Kevin W. Kelley

KWK/FA

cc:	Nelson José Jamel - Chief Financial Officer of Ambev

Carlton Tartar – U.S. Securities and Exchange Commission

Shelly Luici – U.S. Securities and Exchange Commission